March 15, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sara W. Dunton

Re:	Capital Auto Receivables, Inc.
Registration Statement on Form S-3
Filed February 2, 2006
File Nos. 333-131476 and 01
Ladies and Gentlemen:
     On behalf of Capital Auto Receivables, Inc. (the “Depositor”) and in response to the letter (the “Comment Letter”) dated March 1, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission to Jerome B. Van Orman, a Vice President of the Depositor, we submit Amendment No. 1 to the above-referenced Registration Statement on Form S-3, marked to show changes from the Registration Statement as originally filed on February 2, 2006. The amendment reflects changes made in response to the Comment Letter.
     The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Page references in the Depositor’s responses are references to the page numbers in the typeset version of the amendment, copies of which are being provided to Rolaine Bancroft, of the Staff, via courier. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.
Registration Statement on Form S-3
General
1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction 1.A.4 of Form S-3. Also, please provide us with C1K codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
          Response: On behalf of the Depositor, we confirm that the Depositor and the issuing entities previously established, directly or indirectly, by the Depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The Depositor has only offered one series of asset-backed securities involving automotive leases through Capital Auto Receivables Asset Trust 2005-SN1, whose CIK code is 0001323432. No other affiliates of the Depositor have offered asset-backed securities involving the same asset class of automotive leases.

March 15, 2006

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
          Response: On behalf of the Depositor, we confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus or finalized agreements will be filed simultaneously with or prior to the final prospectus.
3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
          Response: On behalf of the Depositor, we confirm that the Depositor will file, or cause to be filed, unqualified legal and tax opinions at the time of each takedown.
4.	We note in your prospectus supplement that you contemplate the use of interest rate swaps. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.
          Response: On behalf of the Depositor, we confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown as required by Rule 409.
Registration Statement Cover Page
5.	Please combine the registration statement cover pages, so that the COLT entity is named on the cover page, or is included on the inside front cover page, and the secured notes appear in the registration statement fee table with the asset backed securities, or advise.
          Response: We have combined the registration statement cover pages. The COLT entity is now named on the cover page and the secured notes appear in the registration statement fee table with the asset-backed securities.
Prospectus Supplement
Overview, page S-2
6.	Your transaction structure varies somewhat from the auto lease securitization discussion in Section III.A.2.c of the Regulation AB adopting release (SEC Release 33-8518), regarding the nature of the issuing entity. For example, COLT will be issuing secured notes over different periods of time. Please advise us in detail of the reasons for this particular structure.

March 15, 2006

          Response: We believe that COLT operates in a manner substantially similar to that of the origination or titling trusts described in Section III.A.2.c of the Regulation AB adopting release, except that COLT issues secured notes rather than Special Units of Beneficial Interest (“SUBIs”)in order to obtain a lien on the securitized vehicles that is prior to any future lien of the PBGC as discussed in this response. As in other auto lease securitizations, COLT and its affiliated origination trust, VAULT, are facilitating structural devices designed to satisfy legal requirements, including to avoid the administrative cost of retitling vehicles. Both COLT and the issuing entity for the securitization, a CARAT trust, have been established under the direction of the same sponsor, GMAC, and the same depositor, CARI. COLT is not part of a scheme to avoid registration or the resecuritization requirements.
          Under the COLT transaction structure, for each transaction GMAC transfers a pool of lease assets, including a beneficial interest in related leased vehicles, to COLT. COLT finances its purchase of the lease assets by issuing a series of secured notes to GMAC, which are secured by a perfected first priority security interest in the pool of lease assets. GMAC then transfers the secured notes to the Depositor, CARI, which in turn deposits them into the issuing entity, a CARAT trust. The issuing entity issues the asset-backed securities described in the prospectus supplement.
          As described on page S-2 of the prospectus supplement and in more detail under “Legal Aspects of the Secured Notes and the Lease Assets—Security Interest in the Secured Notes and the Leases and Leased Vehicles” on pages 80 to 82 of the base prospectus, COLT and the secured notes serve the primary purpose of providing the issuing entity with a perfected first priority interest in the cash flows generated by the pool of lease assets. Unlike any other auto lease securitization to date, GMAC has a prior lien on the vehicles included in the lease assets to secure its debt evidenced by the secured notes, which is prior to any liens in favor of the PBGC that could attach to the lease assets and be used to satisfy unfunded pension obligations of any member of the GM controlled group. This prior perfected lien is assigned to the issuing entity and pledged to the CARAT indenture trustee for the benefit of the holders of the asset-backed securities.
7.	We note your statement that COLT also holds lease assets that are not part of the 20-SN pool. Please advise us of the purpose for this, and confirm that the inclusion of other assets does not raise any series trust issues.
          Response: As discussed above in response 6, COLT operates in a manner similar to an auto lease origination trust except that it issues secured notes rather than SUBIs. In each transaction, COLT obtains a beneficial interest in all of the lease assets and related vehicles included in a pool of lease assets, which secures a separate series of secured notes. Each series of secured notes will be sold to a separate issuing entity that will issue one series of asset-backed securities as contemplated by the Regulation AB adopting release for auto lease origination trusts. The lease assets and related vehicles with respect to one series of asset-backed securities may not be used to satisfy the obligations of any other series of asset-backed securities. For the foregoing reasons, we believe that structure of the transaction does not raise any series trust issues.
Credit Enhancement, page S-6

March 15, 2006

8.	In an appropriate section, please provide a brief summary of how losses not covered by credit enhancement or support will be allocated to the securities (or classes of securities). Please refer to Item 1103(a)(3)(ix) of Regulation AB.
          Response: The disclosure regarding priority of distributions on pages S-7 through S-9 and pages S-60 through S-62 of the prospectus supplement summarizes how losses not covered by credit enhancement or support will be allocated to the securities (or classes of securities). We have added a cross reference to these sections under “Credit Enhancement” on page S-6 and under “The Transfer and Servicing Agreements—Credit Enhancement” on page S-59 of the prospectus supplement.
Terms of the Secured Notes, page S-29
9.	Please revise to provide further detail regarding the terms of the secured notes. For instance, we note from the first paragraph on page 27 of the base prospectus that secured notes may be issued with interest rates or other terms that correspond to the securities issued by the issuing entity. Please provide representative disclosure in the supplement.
          Response: We have added disclosure on page S-29 of the prospectus supplement to add additional detail regarding the terms of the secured notes, including with respect to the calculation of the interest rate on the secured notes in response to the Staff’s comment.
Base Prospectus
Credit Enhancement, page 67
Insurance Policy from a Monoline Financial Guarantor, page 68
10.	We note that the securities may be insured by a monoline financial guarantor. We also note your disclosure in the spillover paragraph on page 69 that the monoline financial insurer may “provide protection against all risks of loss to the holders of a specified series or class.” Please revise to clarify here whether the insurance policy will guarantee that the securities themselves. If so, please register the guarantees or advise. Refer to footnote 329 of the Regulation AB adopting release (SEC Release 33-8518).
          Response: Any insurance policy issued by a monoline financial insurer that insures securities issued under this registration statement would not be required to be registered under the exemption from registration set forth in Section 3(a)(8) of the Securities Act. See SEC no-action letter regarding Financial Security Assurance Inc. (March 30, 1988).
11.	Furthermore, in the prospectus supplement, please add bracketed language containing form of disclosure regarding the monoline financial insurer as outlined in Item 1114(a) of Regulation AB. Also add bracketed language to clarify that you will provide the financial information if the aggregate significance percentage is 10% or more. Refer to Item 1114(b)(1) and (2).
          Response: We have added bracketed language on pages S-3, S-7 and S-67 of the prospectus supplement in response to the Staff’s comment, which will include financial information if the aggregate significance percentage is 10% or more.

March 15, 2006

       Part II
       Exhibits
12.	It appears that the pooling and servicing agreement you have incorporated by reference does not comply with the new requirements in Exchange Act Rule 15d-18. Please advise and provide us with an updated agreement when available, marked to show changes made to comply with Regulation AB.
          Response: On behalf of the Depositor, we have filed updated agreements as exhibits to Amendment No. 1 that have been revised to comply with Regulation AB. We are also providing copies of these agreements marked to show changes made to comply with Regulation AB to Rolaine Bancroft under separate cover.
*     *     *     *     *
      We hope that the foregoing has been responsive to the Staff’s comments.
      If you have any questions related to this letter, please contact the undersigned at (312) 701-7322 or Richard V. Kent of General Motors Acceptance Corporation at (313) 665-6137.

Sincerely,
/s/ Elizabeth A. Raymond
Elizabeth Raymond

cc:	Richard V. Kent
Kenneth P. Morrison, P.C.
Jerome B. Van Orman